                                                                    EXHIBIT 99.1

(LINKTONE LOGO)

             LINKTONE REPORTS STRONG FIRST QUARTER 2004 RESULTS

              SALES LOCALIZATION, MARKETING CHANNEL DIVERSIFICATION
                           & UNIQUE SERVICES PORTFOLIO
                  DRIVE ROBUST USER, REVENUE AND PROFIT GROWTH
                                   (2003,5,10)

                                   ----------

SHANGHAI, CHINA - MAY 10, 2004 - Linktone Ltd. (NASDAQ: LTON), a leading provider of wireless value-added services to mobile phone users in China, today reported strong results for the first quarter ended March 31, 2004. All currency figures are reported in U.S. dollars.

FINANCIAL HIGHLIGHTS FOR Q1 2004

o Gross revenue grew 440% from the first quarter of 2003 and 41% over the fourth quarter ended December 31, 2003 to $9.4 million

o Gross margin further improved to 65% compared to 57% in the fourth quarter of 2003

o Net income increased 2618% from the first quarter of 2003 and 74% from the fourth quarter to $2.8 million. Net income takes into account non-cash stock-based compensation expense of $0.4 million

o    Positive cash flow from operations reached $1.1 million.

"We're extremely pleased with Linktone's robust operational performance in the first quarter, which reflects the strength of our unique wireless focus and expertise," said Raymond Yang, Chief Executive Officer of Linktone. "Our localized approach to sales, our diversified marketing and distribution channels and our product tailoring were key contributors to the Company's strong performance this quarter. We believe these results validate our strategic plan as a pure-play wireless value-added service (VAS) provider in the world's largest wireless market and our efforts to drive top-line growth by both attracting new users and by migrating existing users to premium services."

Yang added, "Linktone's sales localization strategy and expanding penetration of China's less established wireless VAS markets, coupled with successful user acquisition initiatives such as our partnership with McDonald's and the development of strategic marketing and distribution channels, have helped us significantly increase our revenues and distinguish us from many of our competitors. We believe these initiatives will continue to support Linktone's growth, as we maintain our focus on the fundamentals of our wireless business, including rolling out new and more targeted products to our growing base of approximately six million average monthly paying users in the first quarter."

FINANCIAL RESULTS

For the first quarter of 2004, Linktone reported record gross revenues of $9.4 million, an increase of 440% over first quarter 2003 revenues of $1.7 million, and a 41% increase over revenue of $6.6 million for the previous quarter. The Company's gross margin for the first quarter of 2004 increased to 65%, up from 59% in the first quarter of 2003 and 57% in the fourth quarter of 2003.

Operating expenses for the first quarter of 2004 totaled $3.3 million, compared to first quarter 2003 operating expenses of $0.9 million and $2.2 million the previous quarter. The increase in operating expenses was primarily due to the overall expansion of Linktone's business, and more specifically, to increased investment in additional marketing and distribution channels as well as the development of voice-entertainment services and next generation services such as MMS and WAP.

Net income for the first quarter of 2004 was $2.8 million, or $0.19 per ADR, representing an improvement of 2618% from net income of $0.1 million, or $0.01 per ADR, for the same period in 2003. Sequentially, first quarter net income increased by 74%, compared to net income of $1.6 million, or earnings per basic ADR of $0.16 in the fourth quarter of 2003.

The EPS for the first quarter was diluted by the new issuance of 51.5 million ordinary shares and the conversion of the Company's 101.2 million preferred shares to ordinary shares (equivalent to 10.12 million ADRs) at Linktone's initial public offering. ADRs outstanding for the quarter ended March 31, 2004 was 14.4 million, which was used for the EPS computation.

Net income is net of non-cash stock-based compensation expense for the quarter of $0.4 million, or $0.03 per ADR.

BUSINESS HIGHLIGHTS

Linktone's user base continued to expand, with an average of 6.0 million users per month during the first quarter of 2004, compared to an average of 4.5 million users per month for the quarter ended December 31, 2003. The first quarter of 2004 saw the highest quarter-on-quarter paying user growth in Linktone's history and is the fifth consecutive quarter that the Company has achieved a sequential revenue growth rate in excess of 30%. This growth was mainly driven by Linktone's successful customer acquisition strategy - a key area in which the Company is outperforming many of its competitors.

As new users were added during the first quarter, Linktone saw particularly strong growth in SMS products such as the newly tailored ringtone and icon subscriptions, the multi-player, interactive Endless Battle Space game and joke services. The Company also continued to see growth in the popularity of services such as Mobile Pet, Treasure Island and the "Love" Horoscope community.

In addition to strong growth in SMS based products, the Company's non-SMS offerings, such as voice entertainment services, MMS and WAP services, saw increased user subscription. Linktone expects both voice entertainment services and 2.5G services to gain in popularity and materially contribute to revenues in the second half of the year.

During the quarter, Linktone announced that it had entered into partnership agreements with two leading Chinese mobile handset manufacturers, Bird and EastCom. Linktone's wireless value-added services will be embedded in the two handset vendors' products for end-users' easy access. Similar contracts were signed during the quarter with other handset vendors such as Legend Mobile, the mobile handset arm of Legend Group.

Furthering its content partnership strategy, the Company established partnerships with international game developers such as Macrospace, and Korean and Japanese game distributors such as SoKorea. Linktone has already begun to aggregate, localize, market and distribute these partners' gaming products for Chinese language users.

Another highlight was the launch of two new wireless voice entertainment services, "Story Teller" and "Mobile Voice Greetings." Both services are distributed over China Mobile's interactive voice response (IVR) system, which allows mobile phone users to access information and services by interacting with a pre-programmed voice response system. These two services, which enable customers to access audio dramas and to send and receive pre-recorded personalized messages, are another building block in Linktone's growing voice entertainment services portfolio.

In the first quarter, Linktone was ranked by China Mobile's subsidiaries as the number one wireless value-added service provider in Liaoning and Henan and one of the top three service providers in other developed provinces such as Shanghai and Jiangsu. The ranking is based on revenue contribution and customer satisfaction.

The first quarter also marked an important milestone in Linktone's history, with the Company's global IPO and concurrent listing on the Nasdaq National Market on March 4, 2004. The Company plans to use the proceeds of $67.1 million from the offering for general corporate purposes, including investing capital for expansion of its operations in China, enhancing its technology platform to support the development of next generation services, and funding strategic acquisitions.

PRODUCT PIPELINE

Linktone continues to expand and enhance its product portfolio. SMS services recently launched, or under development, include:

- Crystal Ball - A fortune telling game launched at the end of the first quarter of 2004 where users send information such as their names, mobile numbers, dates of birth and favorite colors to the Company's database platform and then receive daily fortunes;

- Raider's Ransom - A game in which players hunt for virtual riches and compete for other players' possessions by creating pitfalls and obstacles for rivals. The product is scheduled to be launched in the second half of 2004; and

- Enhancement of existing products - The Company is currently in the process of tailoring its WonderWorld services to meet specific local preferences and expects that the upgraded version will be rolled out in the second quarter. Linktone also continues to enhance its Endless Battle Space adventure game and expects to roll out the next generation of this highly popular game before year-end.

Linktone's development of 2.5G services also continues to progress, with several new MMS and WAP services being planned for rollout during the year. For example, the Company continues to expand its library of MMS magazine products, covering over a dozen topics such as sports and fashion. Linktone also plans to launch new MMS event-related services such as news updates for the Euro Cup soccer tournament and for the Athens Olympics. To enrich the Company's WAP offerings, Linktone is rolling out polyphonic ringtone and enhanced icon downloads, mobile novels, a wireless game "city", wireless avatars and community services.

"With a proven business model and a growing reputation in the wireless VAS marketplace for product innovation, a strong distribution network and superior customer service, we believe that Linktone is well positioned to take advantage of the growing demand for wireless data services in China across current and future technology platforms. We look forward to gaining more market share and building on the consistent track record of growth Linktone has maintained since launching services in 2000," said Yang.

BUSINESS OUTLOOK

Linktone expects to achieve 20-25% revenue growth and 20-25% net income growth sequentially in the second quarter of 2004.

CONFERENCE CALL

As previously announced, the Company will host a conference call to discuss first quarter results at 7:00pm Eastern Time on May 10, 2004 (4:00pm Pacific Time on May 10, 2004 and 7:00am Beijing/Hong Kong Time on May 11, 2004). The dial-in number for the call is 888-560-1989 for U.S. callers and 973-582-2830 for international callers.

A replay of the call will be available from May 10, 2004 until June 7, 2004 Eastern Time. To access a replay of the call, U.S. callers should dial 877-519-4471 and enter PIN number 4668368; international callers should dial 973-341-3080 and enter the same PIN number.

Additionally, a live and archived web cast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html#.

ABOUT LINKTONE LTD.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of wireless value-added services to mobile phone users in China. Working in close partnership with China's mobile operators, China Mobile and China Unicom, Linktone provides a diverse portfolio of wireless content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with local and international content partners, the Company develops, aggregates and distributes innovative and engaging products for its growing user community.

                                     * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone's current or new services will not be popular for whatever reason; our ability to maintain and increase our customer base over China Mobile's and China Unicom's networks; the risk that our use of the proceeds of our initial public offering may not effectively enhance our business and increase the trading price of our American Depositary Shares; the risk that the cost of continuously developing new services to compete in the rapidly developing VAS market in China will adversely affect our profitability; the success of the phones which embed our services which is beyond our control; the risk that users purchase such phones but are unwilling or unable due to cost concerns or other reasons to purchase our wireless value-added services; the possibility that the Chinese wireless market will not continue to grow or that we are not able to offer services which are compatible with the most popular wireless technologies in China; our ability to maintain our existing content partnerships and to enter into new successful partnerships; the risk that the trading price of our American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; and other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F?1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

                                  LINKTONE LTD.
                           CONSOLIDATED BALANCE SHEETS
                      (IN U.S. DOLLARS, EXCEPT SHARE DATA)




                                                                                    DECEMBER 31,       MARCH 31,
                                                                          Note          2003             2004
                                                                          ----      ------------     ------------
                                                                                      (AUDITED)       (UNAUDITED)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                              5,612,893       73,455,044
Accounts receivable, net                                                               3,092,619        5,357,647
Deposits and other receivables                                                           554,300          595,784
                                                                                    ------------     ------------

TOTAL CURRENT ASSETS                                                                   9,259,812       79,408,475

Property and equipment, net                                                              450,238          552,848
                                                                                    ------------     ------------

TOTAL ASSETS                                                                           9,710,050       79,961,323
                                                                                    ============     ============

LIABILITIES, REDEEMABLE EQUITY AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Tax payable                                                                              986,748        1,181,488
Accrued liabilities and other payables                                                   919,222        2,394,921
Due to related parties                                                                    13,792           13,792
                                                                                    ------------     ------------
TOTAL CURRENT LIABILITIES                                                              1,919,762        3,590,201
                                                                                    ------------     ------------

TOTAL LIABILITIES                                                                      1,919,762        3,590,201
                                                                                    ------------     ------------

Series B redeemable convertible preferred shares ($0.01 par value; 66,172
  shares authorized, issued and outstanding as of December 31, 2003)                     583,672               --

Series C redeemable convertible preferred shares ($0.01 par value; 245,203
  shares authorized, issued and outstanding as of December 31,2003)                    2,000,000               --

Series E redeemable convertible preferred shares ($0.01 par value; 101,570
  shares authorized, issued and outstanding as of December 31, 2003)                     999,997               --

SHAREHOLDERS' EQUITY

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized;
  97,390,000 shares issued and outstanding as of December 31, 2003;
  250,129,200 shares issued and outstanding as of March 31, 2004)                          9,739           25,013

Series A convertible preferred shares ($0.01 par value; 386,848 shares
  authorized, issued and outstanding as of December 31, 2003)                          1,624,732               --

Series B convertible preferred shares ($0.01 par value; 110,287 shares
  authorized, issued and outstanding as of December 31, 2003)                            900,656               --

Series D convertible preferred shares ($0.01 par value; 101,570 shares
  authorized, issued and outstanding as of December 31, 2003)                          1,000,000               --

Additional paid-in capital                                                             5,811,354       78,255,208

Deferred stock-based compensation                                                     (4,691,825)      (4,273,164)

Statutory reserves                                                                       500,000          500,000

Accumulated other comprehensive loss                                                        (411)            (821)

Retained earnings/(accumulated deficit)                                                 (947,626)       1,864,886
                                                                                    ------------     ------------

TOTAL SHAREHOLDERS' EQUITY                                                             4,206,619       76,371,122
                                                                                    ------------     ------------

TOTAL LIABILITIES, REDEEMABLE EQUITY AND SHAREHOLDERS' EQUITY                          9,710,050       79,961,323
                                                                                    ============     ============

                                  LINKTONE LTD.
     UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                      (IN U.S. DOLLARS, EXCEPT SHARE DATA)



                                                                        QUARTER ENDED
                                                           ----------------------------------------------
                                                            MARCH 31,       DECEMBER 31,       MARCH 31,
                                                    NOTE       2003             2003             2004
                                                    ----   ------------     ------------     ------------
Gross revenues                                                1,739,112        6,639,626        9,388,572
Business tax                                                   (108,542)        (465,849)        (492,512)
                                                           ------------     ------------     ------------
Net revenues                                                  1,630,570        6,173,777        8,896,060
Cost of services                                               (607,277)      (2,394,666)      (2,804,412)
                                                           ------------     ------------     ------------

Gross profit                                                  1,023,293        3,779,111        6,091,648
                                                           ------------     ------------     ------------
Operating expenses:
Product development                                            (135,983)        (249,832)        (509,659)
Selling and marketing                                          (411,981)        (716,037)      (1,194,506)
Stock-based compensation *                                           --         (553,909)        (418,661)
Other general and administrative                               (377,625)        (641,819)      (1,145,240)
                                                           ------------     ------------     ------------
Total operating expenses                                       (925,589)      (2,161,597)      (3,268,066)
                                                           ------------     ------------     ------------
Income from operations                                           97,704        1,617,514        2,823,582

Interest income                                                   6,797           12,640           17,136
                                                           ------------     ------------     ------------
Income before tax                                               104,501        1,630,154        2,840,718
Net income                                                      104,501        1,630,154        2,840,718
                                                           ------------     ------------     ------------
Accretion on Series B redeemable preferred share                (34,682)         (39,890)         (28,206)
                                                           ------------     ------------     ------------
Net income attributable to ordinary shareholders                 69,819        1,590,264        2,812,512
                                                           ============     ============     ============
Other comprehensive income:
Foreign currency translation adjustment                             152              378             (410)
                                                           ------------     ------------     ------------
Comprehensive income                                            104,653        1,630,532        2,840,308
                                                           ============     ============     ============
Earning per ordinary share
                                                     1
-Basic                                                             0.00             0.02             0.02
                                                           ============     ============     ============
-Diluted                                                           0.00             0.01             0.01
                                                           ============     ============     ============
Earning per ADS
-Basic                                                             0.01             0.16             0.19
                                                           ============     ============     ============
-Diluted                                                           0.01             0.07             0.12
                                                           ============     ============     ============
Weighted average number of ordinary shares
outstanding
-Basic                                                       97,390,000       97,390,000      144,413,658
                                                           ============     ============     ============
-Diluted                                                    198,555,000      221,075,850      241,892,075
                                                           ============     ============     ============
Weighted average number of ADS outstanding
-Basic                                                        9,739,000        9,739,000       14,441,366
                                                           ============     ============     ============
-Diluted                                                     19,855,500       22,107,585       24,189,207
                                                           ============     ============     ============

* Stock-based compensation is a component of general and administrative expenses.

Note 1: For the quarter ended June 30, 2004, the Company will adopt the consensus reached in EITF 03-06, "Participating Securities and the Two-Class Method under FAS 128," which provides further guidance on the definition of participating securities and requires the use of the two-class method in calculating earnings per share for enterprises with participating securities. Upon adoption of EITF 03-06, earnings per share for prior periods will need to be restated, if different from that previously reported. The Company determined that all its preferred stock outstanding through quarter ended March 31, 2004 qualified as participating securities. Prior to EITF 03-06, the Company's policy was to allocate earnings to participating securities under the two-class method only after there were no more accumulated losses. EITF 03-06 requires that each period's income be allocated to participating securities notwithstanding the existence of accumulated losses from prior periods. As such, the Company expects that its earnings per share will be restated as follows:


                                                               THREE MONTHS ENDED
                                        -------------------------------------------------------------
                                        MARCH 31, 2003   DECEMBER 31, 2003  MARCH 31, 2004  YEAR 2003
                                        --------------   -----------------  --------------  ---------

Basic earnings per share                    $ 0.00            $ 0.01            $ 0.01       $ 0.02
Basic earnings per share - as reported      $ 0.00            $ 0.02            $ 0.02       $ 0.04

Basic earnings per ADS                      $ 0.01            $ 0.08            $ 0.13       $ 0.18
Basic earnings per ADS - as reported        $ 0.01            $ 0.16            $ 0.19       $ 0.40

Diluted earnings per share                  $ 0.00            $ 0.01            $ 0.01       $ 0.02
Diluted earnings per share - as reported    $ 0.00            $ 0.01            $ 0.01       $ 0.02


Diluted earnings per ADS                    $ 0.01            $ 0.07            $ 0.11       $ 0.16
Diluted earnings per ADS - as reported      $ 0.01            $ 0.07            $ 0.12       $ 0.20

Income has been allocated to the common and preferred stock based on their respective rights to share in dividends. Shares of convertible preferred stock were not included in diluted EPS under the if-converted method because to do so would have been antidilutive.